

April 12, 2007

<u>**Via Facsimile (213) 621-5396 and U.S. Mail**</u>

Jonathon L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(212) 735-3000

      Re: **Consolidated Capital Institutional Properties/2**
                Schedule TO filed on March 30, 2007 by AIMCO Properties, L.P.,
                File No. 5-51797

                Shelter Properties II Ltd. Partnership
                Schedule TO filed on March 30, 2007 by AIMCO Properties, L.P.
                File Nos. 5-44517

                Angeles Income Properties Ltd. II
                Schedule TO filed on March 30, 2007 by AIMCO Properties, L.P.
                File Nos. 5-53919

                Angeles Income Properties Ltd. 6
                Schedule TO filed on April 2, 2007 by AIMCO Properties, L.P.
                File Nos. 5-54489

                Century Properties Fund XIV,
                Schedule TO filed on March 30, 2007 by AIMCO Properties, L.P.
                File No. 5-44267

                Shelter Properties V Ltd. Partnership
                Schedule TO filed on April 2, 2007 by AIMCO Properties, L.P.
                File No. 5-44523

                Angeles Partners XII
                Schedule TO filed on April 4, 2007 by AIMCO Properties, L.P.
                File No. 5-50745

                Consolidated Capital Institutional Properties
                Schedule TO filed on April 4, 2007 by AIMCO Properties, L.P.
                File Nos. 5-47009

Dear Mr. Friedman:

We have reviewed the above-referenced filings and have the following comments. Please make corresponding changes, where applicable, to each of the above-referenced filings in response to these comments.

General

1. It appears that your offer, as currently structured, is inconsistent with Section 14(d)(6) of the Securities Exchange Act and Rule 14d-8. Please advise.

Schedule TO

Item 10

2. It does not appear that your offer, as currently structured, constitutes an offer for all of the securities of the subject class and, accordingly, does not satisfy Instruction 2 of Item 10 of Schedule TO with respect to each offeror. Please revise to include the required financial information.

Offer Materials
Summary Term Sheet, page 1
The Settlement Fund

Acceptance for Payment and payment for Units

3. Refer to the final paragraph of this section. Please revise to confirm that to the extent you assign AIMCO Properties, L.P.'s right to purchase tendered securities to one or more of your affiliates not currently identified as a filing person while the current offer remains ongoing, you must revise your offer materials to include those affiliates as filing persons and signatories on your Schedule TO.

Conditions to the Offer, page 48

4. Refer to the first bullet point. Please explain how, given the relatively small threshold dollar amounts, the bidders will determine whether the condition has been triggered. In that regard, it appears that amounts are so small as to render the offer potentially illusory.

5. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph in this section, the phrase "regardless of the circumstances giving rise to such conditions" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

Closing Comments

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the bidders acknowledging that:

- the bidders are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Michael Pressman
Special Counsel
Office of Mergers
and Acquisitions